Exhibit 99.4

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Bilibili Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9626)

NOTICE OF EXTRAORDINARY GENERAL MEETING

The attached Notice of Extraordinary General Meeting issued by Bilibili Inc. (the “Company”) serves as the notice of extraordinary general meeting (the “Extraordinary General Meeting”) required under Rule 13.71 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”) and the circular required under Rule 13.73 of the Hong Kong Listing Rules. This notice is also available for viewing on the Company’s investor relations website at https://ir.bilibili.com/.

Unless otherwise specified, capitalized terms in this notice shall have the same meanings as those defined in the circular of the Company dated September 25, 2026 (the “Circular”). Details regarding the resolution in this notice are set out in the Circular.

The Extraordinary General Meeting will be held at Building 3, Guozheng Center, No. 485 Zhengli Road, Yangpu District, Shanghai, People’s Republic of China, October 28, 2026 at 4:30 p.m. (Beijing time), for the purpose to consider and vote on the following resolution:

1.	as a special resolution:

(a)	the Tencent Subscription and Repurchase Agreement and the Concurrent Tencent Repurchase as contemplated thereunder be and are hereby approved; and

(b)

the directors of the Company be and are hereby authorized to do all such acts and things and execute all such documents which they consider necessary, desirable or expedient for the implementation of and giving effect to the Tencent Subscription and Repurchase Agreement and the Concurrent Tencent Repurchase.”

SHARES RECORD DATE AND ADS RECORD DATE

The board of Directors of the Company has fixed the close of business on October 9, 2026 Hong Kong time, as the record date (the “Shares Record Date”) of our Class Y ordinary shares with a par value of US$0.0001 each (the “Class Y Ordinary Shares”) and Class Z ordinary shares with a par value of US$0.0001 each (the “Class Z Ordinary Shares”, and together with the Class Y Ordinary Shares, the “Shares”).

Holders of record of the Company’s Shares as of the Shares Record Date are entitled to attend and vote at the EGM and any adjourned meeting thereof. Holders of record of American Depositary Shares (the “ADSs”) as of the close of business on September 30, 2026 New York time (the “ADS Record Date”) who wish to exercise their voting rights for the underlying Class Z Ordinary Shares must give voting instructions to Deutsche Bank Trust Company Americas, the depositary of the ADSs.

In order to be eligible to attend and vote at the EGM, with respect to the Shares registered on the Company’s share registrar in Hong Kong, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, no later than 4:30 p.m., Hong Kong time, on October 9, 2026.

ATTENDING THE EGM

Only holders of record of Shares as of the Shares Record Date are entitled to attend and vote at the EGM.

PROXY FORM AND ADS VOTING CARD

A holder of Shares as of the Shares Record Date may appoint a proxy to exercise his or her rights at the EGM. A holder of ADSs as of the ADS Record Date will need to instruct Deutsche Bank Trust Company Americas, the depositary of the ADSs, as to how to vote in respect of the Class Z Ordinary Shares represented by the ADSs. Please refer to the proxy form (for holders of Shares) or ADS voting card (for holders of ADSs), both of which are available on our website at https://ir.bilibili.com.

Holders of record of the Shares on the Company’s register of members as of the Shares Record Date are cordially invited to attend the EGM in person. Your vote is important. You are urged to complete, sign, date and return the proxy form to the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited (“Computershare”) (for holders of Shares) or your voting instructions to Deutsche Bank Trust Company Americas (for holders of ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare must receive the proxy form by no later than 4:30 p.m., Hong Kong time, on October 26, 2026 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong to ensure your representation at the EGM, and Deutsche Bank Trust Company Americas must receive your voting instructions by no later than 10:00 a.m., New York time, on October 19, 2026 to enable the votes attaching to the Class Z Ordinary Shares represented by your ADSs to be cast at the EGM. For the avoidance of doubt, treasury shares, if any and registered under the name of the Company, are not entitled to vote at the EGM; for the purpose of the Hong Kong Listing Rules, treasury shares held under the name of CCASS shall abstain from voting at the Company’s general meeting(s).

By order of the Board
Bilibili Inc.
Rui Chen
Chairman

Hong Kong, September 25, 2026

As at the date of this notice, the board of directors of the Company comprises Mr. Rui Chen as the chairman, Ms. Ni Li and Mr. Yi Xu as directors, Mr. JP Gan, Mr. Eric He, Mr. Feng Li and Mr. Guoqi Ding as independent directors.

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